                       SECURITIES AND EXCHANGE COMMISSION
                             450 FIFTH STREET N.W.
                          WASHINGTON, D.C. 20549-1004



                                   FORM 11-K



(MARK ONE)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994.


                                       OR


          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR A TRANSITION PERIOD FROM                 TO
                            -----------------   -----------------

COMMISSION FILE NUMBER   1-892
                         -----

          A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  THE B.F.GOODRICH COMPANY RETIREMENT PLUS SAVINGS
                              PLAN FOR WAGE EMPLOYEES

          B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                        THE B.F.GOODRICH COMPANY
                                        3925 EMBASSY PARKWAY
                                        AKRON, OHIO  44333-1799

                              REQUIRED INFORMATION


1.        AUDITED FINANCIAL STATEMENTS FOR THE PLAN.

          THE REPORT OF INDEPENDENT AUDITORS; STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 1994 AND 1993; AND STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS THEN ENDED.


2.        EXHIBIT

          CONSENT OF INDEPENDENT AUDITORS


                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE B.F.GOODRICH COMPANY RETIREMENT PLUS SAVINGS PLAN COMMITTEE HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        THE B.F.GOODRICH COMPANY
                                        RETIREMENT PLUS SAVINGS PLAN COMMITTEE


DATE JUNE 29, 1995                      /S/RICHARD N. JACOBSON
                                        ----------------------------------------
                                        RICHARD N. JACOBSON
                                        MEMBER OF THE B.F.GOODRICH COMPANY
                                        RETIREMENT PLUS SAVINGS PLAN COMMITTEE

                          AUDITED FINANCIAL STATEMENTS


                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES


                               DECEMBER 31, 1994
                      WITH REPORT OF INDEPENDENT AUDITORS

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES


                          AUDITED FINANCIAL STATEMENTS



                               DECEMBER 31, 1994





                                   CONTENTS
Report of Independent Auditors..................................1

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits............ 2
Statement of Changes in Net Assets Available for
  Plan Benefits.................................................5
Notes to Financial Statements...................................8

                         REPORT OF INDEPENDENT AUDITORS


The BFGoodrich Company
Retirement Plus Savings Plan Committee

We have audited the accompanying statement of net assets available for plan benefits of The BFGoodrich Company Retirement Plus Savings Plan for Wage Employees as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.




                                                               ERNST & YOUNG LLP




Cleveland, Ohio
June 26, 1995

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

              Statement of Net Assets Available for Plan Benefits

                           December 31, 1994 and 1993





                                                          Total                       Fixed Income Fund
                                                   -----------------------           ----------------------
                                                     1994             1993             1994            1993
                                                   --------         -------          --------        -------
ASSETS
Investments, at fair value
    (Notes 1 and 4):
  BFGoodrich Retirement Plus
    Savings Plan Master Trust
    - Notes 2 and 4                              $10,679,724      $        -         $6,312,103       $      -
  Common Stock of The
    BFGoodrich Company                                     -       1,757,637                  -              -
  Selection Fund                                           -         162,426                  -        162,426
  S&P 500 Flagship Fund                                    -         351,490                  -              -
  Temporary investments                                    -         364,469                  -        249,469
                                                  ----------       ---------          ---------       --------
Total investments                                 10,679,724       2,636,022          6,312,103        411,895

Receivables:
  Interest and dividends
    receivable                                        75,015           1,576             33,325          1,349
  Participant and employer
    contributions receivable
    from The BFGoodrich Company                      253,349               -             42,541              -
  Other receivables                                   16,398               -                  -              -
                                                  ----------       ---------          ---------        -------
Total receivables                                    344,762           1,576             75,866          1,349
Cash                                                       -          22,374                  -              -
                                                  ----------       ---------          ---------        -------
Total Assets                                      11,024,486       2,659,972          6,387,969        413,244


LIABILITIES
Other liabilities                                      4,332               -              3,362              -
                                                  ----------       ---------          ---------        -------

Net assets available for plan
  benefits                                       $11,020,154      $2,659,972         $6,384,607       $413,244
                                                  ==========       ==========         =========       ========





  See notes to financial statements.

         Equity Index Fund                        BFGoodrich Stock Fund
    --------------------------                -----------------------------
      1994              1993                     1994                1993
    --------          --------                ----------          ---------





    $497,065          $      -                $3,359,521          $        -

           -                 -                         -           1,757,637
           -                 -                         -                   -
           -           351,490                         -                   -
           -                 -                         -             115,000
     -------           -------                 ---------           ---------
     497,065           351,490                 3,359,521           1,872,637



           -                 -                    41,690                 227


      23,121                 -                   179,211                   -
           -                 -                    16,398                   -
     -------           -------                 ---------           ---------
      23,121                 -                   237,299                 227
           -                 -                         -              22,374
     -------           -------                 ---------           ---------
     520,186           351,490                 3,596,820           1,895,238



          89                 -                       744                   -
     -------           -------                 ---------           ---------


    $520,097          $351,490                $3,596,076          $1,895,238
     =======           =======                 =========           =========


               Brokerage Account and
             Participant Loan Account                         Balanced Fund
             -----------------------------               ---------------------------
               1994                1993                     1994             1993
             --------          -----------               ----------         --------





              $468,996          $      -                   $   42,039          $       -

                     -                 -                            -                  -
                     -                 -                            -                  -
                     -                 -                            -                  -
                     -                 -                            -                  -
               -------           -------                    ---------          ---------
               468,996                 -                       42,039                  -



                     -                 -                            -                  -


                     -                 -                        8,476                  -
                     -                 -                            -                  -
               -------           -------                    ---------          ---------
                     -                 -                        8,476                  -
                     -                 -                            -                  -
               -------           -------                    ---------          ---------
               468,996                 -                       50,515                  -



                     -                 -                          137                  -
               -------           -------                    ---------          ---------


              $468,996           $     -                   $   50,378         $        -
              ========           =======                   ==========         ==========




                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

         Statement of Changes in Net Assets Available for Plan Benefits

                 For the Years Ended December 31, 1994 and 1993




                                                              Total                         Fixed Income Fund
                                                      ----------------------              ----------------------
                                                      1994              1993              1994              1993
                                                      ----              ----              ----              ----
ADDITIONS
Investment income:
  Interest                                            $ 188,755         $   11,332         $  180,292      $  9,277
  Dividends - Common Stock of The
    BFGoodrich Company                                  133,251             75,743                  -             -
                                                      ---------          ---------          ---------       -------
                                                        322,006             87,075            180,292         9,277
Contributions from:
  Participants                                        1,514,935          1,413,151            339,038       334,543
  The BFGoodrich Company                                635,886            408,864                  -             -
  Forfeitures                                            (3,468)                 -                  -             -
                                                      ---------          ---------            -------      --------
                                                      2,147,353          1,822,015            339,038       334,543
                                                      ---------          ---------            -------      --------
Total additions                                       2,469,359          1,909,090            519,330       343,820
                                                      ---------          ---------            -------      --------

DEDUCTIONS
Withdrawals and terminations:
  Cash                                                   93,731             26,242             31,333         3,447
  Common Stock of The BFGoodrich
   Company                                                7,200             13,386                  -             -
Administrative expenses - Note 2                         15,694                  -              9,478             -
Distribution related to the sale
 of The Geon Company - Note 5                                 -            473,771                  -        39,120
                                                      ---------          ---------          ---------       -------
Total deductions                                        116,625            513,399             40,811        42,567
                                                      ---------          ---------          ---------       -------
                                                      2,352,734          1,395,691            478,519       301,253

Net realized and unrealized
  appreciation(depreciation)
  in aggregate fair value of
  investments                                            48,239           (306,652)           (83,049)            -
Transfers between funds, net                                  -                  -           (368,816)       13,384
Transfers to Fidelity Investments,
  net - Note 2                                                -                  -            (14,500)            -
Trust to trust transfer:
  Cleveland Pneumatic - Note 5                        5,959,209                  -          5,959,209             -
                                                      ---------          ---------          ---------       -------
Net increase                                          8,360,182          1,089,039          5,971,363       314,637

Net assets available for plan
  benefits at beginning of year                       2,659,972          1,570,933            413,244        98,607
                                                      ---------          ---------          ---------       -------

Net assets available for plan
  benefits at end of year                           $11,020,154        $ 2,659,972         $6,384,607      $413,244
                                                    ===========        ===========         ==========      ========





See notes to financial statements.

            Equity Index Fund                        BFGoodrich Stock Fund
         ----------------------                    --------------------------
           1994              1993                     1994                   1993
         --------          ---------               ----------             ----------


         $      5          $       -               $    3,972             $    2,055

                 -                  -                 133,251                 75,743
           -------            -------               ---------              ---------
                 5                  -                 137,223                 77,798

           211,991            221,249                 913,112                857,359
                 -                  -                 635,886                408,864
                 -                  -                  (3,468)                     -
           -------            -------               ---------              ---------
           211,991            221,249               1,545,530              1,266,223
           -------            -------               ---------              ---------
           211,996            221,249               1,682,753              1,344,021
           -------            -------               ---------              ---------



            20,745              2,419                  41,653                 20,376

                 -                  -                   7,200                 13,386
               945                  -                   4,827                      -

                 -             51,170                       -                383,481
           -------            -------               ---------              ---------
            21,690             53,589                   53,680               417,243
           -------            -------                ---------             ---------
           190,306            167,660                1,629,073               926,778




             4,165             18,857                  127,113              (325,509)
            (4,977)             9,250                  (48,848)              (22,634)

           (20,887)                 -                   (6,500)                    -

                  -                 -                        -                     -
            -------            ------                ---------             ---------
            168,607           195,767                1,700,838               578,635

            351,490           155,723                1,895,238             1,316,603
            -------           -------                ---------             ---------

           $520,097          $351,490               $3,596,076            $1,895,238
           ========          ========               ==========            ==========



                Brokerage Account and
               Participant Loan Account                         Balanced Fund
             ----------------------------              ---------------------------------
               1994                1993                   1994                   1993
             --------          -----------             ----------             ----------


              $  4,486          $       -               $        -             $        -

                     -                  -                        -                      -
              --------          ---------               ----------             ----------
                 4,486                  -                        -                      -

                     -                  -                   50,794                      -
                     -                  -                        -                      -
                     -                  -                        -                      -
              --------          ---------               ----------             ----------
                     -                  -                   50,974                      -
              --------          ---------               ----------             ----------
                 4,486                  -                   50,794                      -
              --------          ---------               ----------             ----------



                     -                  -                        -                      -

                     -                  -                        -                      -
                     -                  -                      444                      -

                     -                  -                        -                      -
              --------          ---------               ----------             ----------
                     -                  -                      444                      -
              --------          ---------               ----------              ---------
                 4,486                  -                   50,350                      -





                     -                  -                       10                      -
               419,646                  -                    2,995                      -

                44,864                  -                   (2,977)                     -

                     -                  -                        -                      -
              --------          ---------               ----------              ---------
               468,996                  -                   50,378                      -


                     -                  -                        -                      -
              --------          ---------               ----------              ---------


              $468,996          $       -               $   50,378              $       -
              ========          =========               ==========              =========



                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                         Notes to Financial Statements

                               December 31, 1994


1.   SIGNIFICANT ACCOUNTING POLICIES

The accounts of The BFGoodrich Retirement Plus Savings Plan for Wage Employees (the "Plan") are reported on the accrual basis of accounting.

Investments in The BFGoodrich Company Retirement Plus Savings Plan Master Trust are stated at fair value. Common stock of The BFGoodrich Company (the "Company") is valued at the last reported sales price on the last business day of the plan year. Investments in the Selection Fund represent the Plan's proportionate share of the net assets of the Fund. The assets of the Selection Fund, primarily deposits under insurance contracts, are valued at contract value, plus income received thereon, less distributions and administrative expense payments. Investments in the S&P 500 Flagship Fund represent the Plan's proportionate share of the net assets of the Fund. The assets of the S&P 500 Flagship Fund, primarily equity securities, are valued at the last reported sales price on the last business day of the plan year. In the event that no sale was reported, the valuation is based on the more recent of the last published price or the mean between the last reported bid and asked prices. Temporary investments represent investments in short-term fixed income obligations which have a fair value approximately equal to cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


2.   DESCRIPTION OF THE PLAN

The Plan became effective on January 1, 1992 and is a defined contribution plan covering substantially all full time wage employees of the Calvert City, Kentucky; Louisville, Kentucky; Union, West Virginia; and Phoenix, Arizona plants. Effective June 10, 1993, substantially all full time wage employees of the Tullahoma, Tennessee plant became eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


2.   DESCRIPTION OF THE PLAN (CONTINUED)

Effective February 1, 1994, The BFGoodrich Company Retirement Plus Savings Plan Master Trust ("Master Trust") was established to hold the assets of the Plan and the assets of The BFGoodrich Company Retirement Plus Savings Plan. Also, effective August 1, 1994, the Cleveland Pneumatic Supplemental Retirement Plan for Hourly Employees ("Cleveland Pneumatic") which applies to bargaining unit employees at the Company's Cleveland, Ohio manufacturing plant, was merged into the Plan.

The Trustee of the Plan maintains the following four investment funds under the
Plan:

     FIXED INCOME FUND--Contributions are invested primarily in securities that have a fixed rate of return.

     EQUITY INDEX FUND--Contributions are invested primarily in equity securities, including mutual fund shares. The contributions to this Fund may also be invested in Common Stock of the Company.

     BFGOODRICH STOCK FUND--Contributions are invested primarily in Common Stock of the Company.

     BALANCED FUND--Contributions are invested primarily in equity securities (approximately 60% of fund portfolio) and bonds (approximately 40% of fund portfolio). This fund became available effective April 1, 1994.

In addition, effective January 1, 1994, the Participant Loan Account became available to Plan participants and represents cumulative loans to Plan participants.

Effective May 2, 1994, the Plan contains a Brokerage Account pursuant to which participants may transfer balances from the four above investment funds to one or more of 10 mutual funds sponsored by Fidelity Investments. Employee contributions cannot be made directly to the Brokerage Account.

The Plan offers participants the choice of two savings options: a regular savings option and a tax-deferred, 401(k) savings option.

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


2.   DESCRIPTION OF THE PLAN (CONTINUED)

Under the regular savings option, employee contributions are subject to federal income taxes, whereas under the tax-deferred savings option the participants postpone paying federal income taxes on the amount of contributions deducted from their salary until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options, and can contribute to each of the four investment funds under both savings options.

Each employee who elects to become a participant in the Plan authorizes a monthly payroll deduction from 1% to 14% of their eligible earnings, except for employees at the Tullahoma, Tennessee plant whose payroll deductions are from $0 to $100 per pay period, not to exceed 20% of eligible earnings for the year.

The Plan provides that for each plan year the employer will contribute a percentage of the participants' contributions that are 6% or less of the participant's monthly eligible earnings, except for contributions made for the participants employed at the Tullahoma, Tennessee plant (Tullahoma) and the Phoenix, Arizona plant (Phoenix). Tullahoma participants are not eligible to receive employer contributions. Employer contributions made for the Phoenix participants are limited to 4% or less of the participant's monthly eligible earnings. In addition, the Plan provides that the employer will contribute 2% of the monthly eligible earnings of Phoenix employees, whether or not the employee elects to contribute to the Plan.

The employer contribution rate is 50% of participants' eligible contributions to the BFGoodrich Stock Fund and 25% of participants' eligible contributions to the other funds, except for participants from Cleveland Pneumatic for whom the employer contribution rate is 50% of participants' eligible contributions to all funds up to a maximum of $572. Employer contributions are invested only in the BFGoodrich Stock Fund under the regular savings option.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the "Code"). Rollover contributions can be made only in cash to the Plan's tax-deferred savings option.

Dividends, interest and proceeds from sale of investments in each Fund are reinvested in the respective Fund.

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)

2.   DESCRIPTION OF THE PLAN (CONTINUED)

Participant contributions are always fully vested and all Company contributions vest immediately upon completion of three years of service by the participant. Company contributions may not be withdrawn until the participant reaches age
55.  Forfeitures are applied to reduce contributions required by the Company.

A participant who elects to withdraw from the Plan is paid the current value of his vested account balance. Distributions from the BFGoodrich Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund and the Participant Loan Account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Effective April 1, 1994, the Plan was amended to provide that administrative expenses relating to record keeping and investment management fees be paid by the Plan and charged to participants' accounts. These expenses are charged against the earnings of the investment funds in which the participants' funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the BFGFlex Benefits Handbook, for a more complete description of the Plan's provisions. Copies of the handbook are available from the Human Resource Department of the Company.

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


3.   INCOME TAX STATUS

The plan administrator has applied for a ruling from the Internal Revenue Service as to whether the Plan qualifies under Sections 401(a) and (k) of the Code and that the Trust of the Plan qualifies under Section 501(a) of the Code. In a qualified plan, contributions and earnings received by the Trust are not subject to tax under present income tax laws. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator is not aware of any course of action or series of events that would prevent the Plan from being a qualified plan.


4.   INVESTMENTS

The Plan's approximate undivided interest in the commingled investment accounts of the Master Trust at December 31, 1994, is as follows: Fixed Income Fund - 8%; Equity Index Fund - 2%; BFGoodrich Stock Fund - 3 %; and Balanced Fund - 4%. The Plan has a divided interest in the Brokerage Account and Participant Loan Account which reflects the Plan's specific brokerage and loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Total additions into the Master Trust include the net assets of the Plan and The BFGoodrich Company Retirement Plus Savings Plan that were transferred into the Master Trust on February 1, 1994.
Summarized financial information for the Master Trust is as follows:

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


4.   INVESTMENTS  (CONTINUED)



                                                                           December 31, 1994
                                         -----------------------------------------------------------------------------------
                                                                                                   Brokerage
                                                                                                   Account &
                                         Fixed               Equity              BFGoodrich        Participant
                                         Income              Index               Stock             Loan             Balanced
Statement of Net Assets                  Fund                Fund                Fund              Account          Fund
- -----------------------                  ------------        ------------        ----------        -----------      --------
Investments at fair value:
  Government Corporate Fund              $          -          $        -        $         -       $        -      $ 440,028
  Common Stock of The
    BFGoodrich Company                              -                   -         105,119,181               -              -
  Selection Fund                           82,945,976                   -                   -               -              -
  S&P 500 Flagship Fund                             -          25,989,866                   -               -        657,848
  Loans to participants                             -                   -                   -       10,996,702              -
  Fidelity Investments                              -                   -                   -        2,036,290              -
  Temporary investments                             -                   -           2,701,698                -              -
                                         ------------        ------------        ------------      -----------     ----------
Total investments                          82,945,976          25,989,866         107,820,879       13,032,992      1,097,876
Total receivables                             725,806             199,980           3,984,541                -         26,241
Total liabilities                             (44,175)             (4,626)            (23,841)               -         (3,560)
                                         ------------        ------------        ------------      -----------     ----------

Net Assets Payable to
  Participating Plans                    $ 83,627,607        $ 26,185,220        $111,781,579      $13,032,992     $1,120,557
                                         ============        ============        ============      ===========     ==========




                                                                  11 Months Ended December 31, 1994
                                         -----------------------------------------------------------------------------------
                                                                                                   Brokerage
                                                                                                   Account &
                                         Fixed               Equity              BFGoodrich        Participant
Statement of Changes                     Income              Index               Stock             Loan             Balanced
in Net Assets                            Fund                Fund                Fund              Account          Fund
- --------------------                     -----------         -----------         ----------        ----------       --------
Net assets payable to
  participating plans
  at beginning of period                 $          -        $         -         $          -                -      $        -
Total additions                            91,952,820         28,244,497          112,808,693      $13,261,637       1,127,610
Total deductions                           (7,233,887)        (1,513,065)          (4,185,995)        (228,645)        (23,363)
Net realized and unrealized
  appreciation (depreciation)
  in fair value of
  investments                              (1,091,326)          (546,212)           3,158,881                -          16,310
                                         ------------        -----------         ------------      -----------      ----------
Net assets payable to
  participating plans at
  end of period                          $ 83,627,607        $26,185,220         $111,781,579      $13,032,992      $1,120,557
                                         ============        ===========         ============      ===========      ==========

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


4.  INVESTMENTS  (CONTINUED)

Net realized and unrealized (depreciation)appreciation in the aggregate fair value of plan investments during the year ended December 31, 1993 are as follows:

                                                                                     Year Ended
                                                                                     December 31,
                                                                                         1993
                                                                                     ------------
Common Stock of The BFGoodrich Company                                                $(325,509)
S&P 500 Flagship Fund                                                                    18,857
                                                                                      ---------

                                                                                      $(306,652)
                                                                                      =========


Investments are stated at fair value in the Plan's Statement of Net Assets Available for Plan Benefits. Cost information is as follows at December 31, 1993.

                                                                December 31, 1993
                                                        ----------------------------------
                                                        Shares or
                                                        Units Held                 Cost
                                                        ----------              ----------
Common Stock of The
  BFGoodrich Company                                      43,668                $2,010,432
                                                          shares
Selection Fund for
  Employee Trusts of
  State Street Bank                                      162,426                   162,426
                                                           units

State Street Bank S&P
  500 Flagship Fund                                        5,051                   327,718
                                                           units

State Street Bank Short-
  Term Investment Fund                                   364,469                   364,469
                                                           units

                                                                                ----------
Total Investments at Cost                                                       $2,865,045
                                                                                ==========

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


4.   INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for plan benefits are as follows:

                                                                            December 31, 1993
                                                                        ---------------------------------
                                                                        Amounts or                Market
                                                                        Units Held                 Value
                                                                        ----------               ----------
Common Stock of The
  BFGoodrich Company                                                        43,668               $1,757,637
                                                                            shares

Selection Fund for
  Employee Trust of
  State Street Bank                                                         62,426                  162,426
                                                                             units

State Street Bank
  S&P 500
  Flagship Fund                                                              5,051                  351,490
                                                                             units

State Street Bank
  Short-Term Investment                                                    364,469                  364,469
  Fund                                                                       units


5.   TRUST TO TRUST TRANSFER

Effective August 1, 1994, the Cleveland Pneumatic plan was merged into the Plan resulting in the transfer of $5,959,209 in plan assets.

In February, 1993 the Company announced its intentions to transfer substantially all the assets and liabilities of the Geon Vinyl Division to a new subsidiary, The Geon Company ("Geon") and to register the stock of Geon with the Securities and Exchange Commission for an initial public offering ("IPO"). In conjunction with the IPO, a separate plan, The Geon Retirement Plus Savings Plan for Wage Employees, was established for certain wage employees of Geon. In June, 1993 the accounts of these participants primarily at the Louisville, Kentucky plant and related plan assets of $473,771 were transferred from the Plan to the Trust of The Geon Retirement Plus Savings Plan for Wage Employees.

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


6.   TRANSACTIONS WITH PARTIES-IN-INTEREST

Prior to April 1, 1994, all legal, accounting and administrative expenses were paid by the Company except for the administrative expenses incurred by the Selection Fund. Effective April 1, 1994, administrative expenses related to record keeping and investment management fees are paid by the Plan. Other than as described above or pursuant to the trust agreement (see Note 4), the Plan has had no agreements or transactions with any parties-in-interest.


7.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                December 31,            December 31,
                                                                                    1994                   1993
                                                                                ------------            ------------
     Net assets available for plan benefits
       per the financial statements                                             $11,020,154             $2,659,972
     Amounts allocated to withdrawn
       participants                                                                       -                 (5,200)
                                                                                -----------             ----------
     Net assets available for benefits
       per the Form 5500                                                        $11,020,154             $2,654,772
                                                                                ===========             ==========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                Year Ended
                                                                               December 31,
                                                                                  1994
                                                                               ------------
     Withdrawals and terminations paid to
       participants per the financial
       statements                                                              $  100,931
     Add amounts allocated to withdrawn
       participants at December 31, 1994                                                -
     Less amounts allocated to withdrawn
       participants at December 31, 1993                                           (5,200)
                                                                                 --------
     Benefits paid to participants per
       the Form 5500                                                            $  95,731
                                                                                =========


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                       THE BFGOODRICH COMPANY RETIREMENT
                      PLUS SAVINGS PLAN FOR WAGE EMPLOYEES

                   Notes to Financial Statements (continued)


8.   SUBSEQUENT EVENTS

Effective January 1, 1995, and March 1, 1995, the account balances of union participants in the Tremco Stock Ownership Plan ("Tremco Plan") were merged into the Plan, and those participants became eligible to participate in the Plan. The Barbourville, Kentucky plant wage employees' component of the Tremco Plan merged into the Plan on January 1, 1995, and the Cleveland, Ohio Kinsman plant wage employees' component of the Tremco Plan merged into the Plan on March 1, 1995. In addition, The BFGoodrich Employees' Retirement Accumulation Plan merged into the Plan effective January 1, 1995.


9.   NUMBER OF PARTICIPANTS (UNAUDITED)

Following are the number of participants contributing to the Plan fund options. For purposes of this disclosure the following legend applies: Fund A = Fixed Income Fund; Fund B = Equity Index Fund; Fund C = BFGoodrich Stock Fund; and Fund E = Balanced Fund.


                                                               December 31,             December 31,
                                                                   1994                     1993
                                                               ------------             ------------
     Fund A                                                        207                        48
     Fund B                                                         22                        11
     Fund C                                                        323                       295
     Fund E                                                          4                         -
     Funds A and B                                                  19                         7
     Funds A and C                                                  78                        52
     Funds A and E                                                   8                         -
     Funds B and C                                                  44                        48
     Funds B and E                                                   7                         -
     Funds C and E                                                  12                         -
     Funds A, B and C                                               22                        18
     Funds A, B and E                                               11                         -
     Funds A, C and E                                               13                         -
     Funds B, C and E                                                7                         -
     Funds A, B, C and E                                            30                         -
                                                                   ---                       ---


     Total participants contributing                               807                       479
                                                                   ===                       ===